Curtiss

Vision 2020

Executive Summary

Matt Chambers
Chairman & CEO

Curtiss Motorcycle Company
3029 2nd Avenue South
Birmingham, Alabama, 35233 USA
p. 1-877-324-9888
e. media@curtissmotorcycles.com
w. curtissmotorcycles.com

Curtiss is the only motorcycle brand with the authenticity to usher in and lead the battery electric motorcycle revolution, an all-new golden age of motorcycling. Our founder was the greatest innovator in motorcycle history. He was also the world's first hot-rodder. Our competition, Harley-Davidson, simply does not have these chops.

The scale of the battery-electric motorcycle market is perfectly sized for a start-up with the lean creative and craft-house band-width of Curtiss. Organic growth makes for long-term sustainable strength. Curtiss is an ideal match to create and grow along with our new marketplace. Our competitor's outsized smoke-stack, big-box, old school business model impedes their creative juices and speed. Advantage Curtiss! We enter our fertile all new marketplace at a time when no leader exists. Our competition will resource a legacy campaign that will be highly accretive to our guerrilla attack on them.

Our brand inspired, design-driven, sell-make model is our competitive advantage. We have invested seven years in the creation of Curtiss architecture, an exercise we have proven over and over to be very effective at. Curtiss One architecture is unique because it idealizes high-tech battery electric voluminous torque with the ultimate all-American hot rod riding experience. Expert analysis already validates that our Zeus, our first ever BEV, out performs our Warhawk, our last ever ICE. This is no small accomplishment. Further, Curtiss One is driven to fulfill the dreams of every future motorcyclist in a technical manner that organically creates interesting, sharable content. There will be impossible to refuse incentives to make our global audience play and have fun at the Curtiss dream maker.

Our hot rod god theme for Curtiss models named after the Greek gods of Mount Olympus coherently and credibly references our founding by histories' first hot rodder and the motorcycle God that he was.

Our California flagship space will be physical proof that we are the high-tech online purveyor of not only the best and finest motorcycles but also of proper all-American style imbued with exquisite taste. Up to 40 Curtiss spaces will be franchised, globally, to anchor our unique bespoke on-line pre-selling experience.
Our 2020 production launch focused on the California market beginning with our high valuation ultra-premium luxury line is smart. This stimulates brand aspiration while providing better margins as we organically grow production. Pre-selling will begin early, taking sales from the competition. The Tesla Model 3 validates that our client will wait for what he truly desires.



Our Vision 2020 plan calls for ownership of the top 10% of our market, long-term. Vision 2020 sees 20,000,000 USD of sales in 2020 with 20% average growth at 20% EBITDA with .5% annualized margin growth for 20 years. In 2020, we plan to begin focusing on California, the world's most fertile BEV market, featuring our ultra-premium luxury line, priced from 40,000 USD per unit. In 2021, we plan to broaden our focus to the greater US market, featuring the addition of our premium luxury line, priced from 30,000 USD per unit. In 2022, we plan to broaden our focus to include the EU while adding our prestige luxury line, priced from 20,000 USD. In 2023, we plan to broaden our market focus to include China, Korea and Japan. In 2024, we plan to broaden our focus to include India, Australia and Africa.

We patiently timed our launch. We wanted to throw the first punch, just as Harley was entering the market. We have differentiated our business to be the leader of this new Curtiss golden age. We believe the moves we can make and the speed they take cannot be matched by our competitor, to say nothing of the superiority of Curtiss One architecture and E-Twin torque. Curtiss will not disappoint.

However, the actual size of the market poses some risk concerning hitting our numbers. This risk is mitigated by the entry of Harley and that of Porsche, Volvo, Polestar, Lucid, Byton, Faraday Future, Fisker, VW, Audi, BMW, Mercedes, Ford, GM, Nissan, Honda and Toyota on the BEV car side.

Regards,

Matt

Matt Chambers
Chairman & CEO